UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

22 June, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 22 June, 2026, Guardian Metal Resources PLC issued a press release titled “Holding(s) in Company”.

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 22 June, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Holding(s) in Company dated 22 June, 2026.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BPQY8R36

Issuer Name

GUARDIAN METAL RESOURCES PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Purebond Limited

City of registered office (if applicable)

Wembley

Country of registered office (if applicable)

England

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

17-Jun-2026

6. Date on which Issuer notified

17-Jun-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.004928	0.000000	5.004928	9750000
Position of previous notification (if applicable)	5.025566	0.000000	5.025566

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BPQY8R36	9750000		5.004928
Sub Total 8.A	9750000		5.004928%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Solai Holdings Limited	Purebond Limited	5.004928		5.004928%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

Purebond Limited and Related Parties jointly hold 6.316197% Voting Rights in Guardian Metal Resources Plc

12. Date of Completion

13. Place Of Completion

London